October 27, 2016

Coy Garrison

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WisdomTree Continuous Commodity Index Fund (the “Company”)
Registration Statement on Form S-3 (File Nos. 333-214153 and 333-214153-01)

Dear Mr. Garrison:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 2:00 pm, Eastern Time, on Friday, October 28, 2016, or as soon thereafter as reasonably practicable.

Very truly yours,

WISDOMTREE CONTINUOUS COMMODITY INDEX FUND

By:	WisdomTree Commodity Services LLC, its Managing Owner

By:	/s/ Gregory Barton
Name: Gregory Barton
Title: Chief Executive Officer

245 Park Avenue, 35th Floor, New York, NY 10167 | 212-801-2080 Tel 212-801-2081 Fax